Exhibit 99.3

31 July 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED
30 JUNE 2008

HIGHLIGHTS

•
Allied Gold's 100% owned Simberi Oxide Gold Project, located in offshore Papua New Guinea, produced 14,078 oz of gold for the June quarter at a cash cost of A$703 per oz. Heavy rainfall and commissioning activities adversely impacted production and unit costs.

•	Year to date cash costs calculated at A$482 per oz despite lower than expected quarterly production.

•
The state-of-the-art aerial rope conveyor (RopeCon™) was successfully commissioned during May to carry ore from the Sorowar mine to the processing plant. Initial results support management's expectations this technology should deliver lower production costs.

•
Gold major Barrick Gold Corporation is set to commence diamond drilling on neighbouring Big Tabar and Tatau Islands in August and an aerial EM survey in September following Barrick's $20 million farm-in to the exploration licence over these islands.

•	New resource estimations underway at Sorowar West and South East Sorowar following infill drilling which identified oxides containing gold mineralisation.
•	New mineralised zone discovered at Pigiput East returning best intersections of:

ƒ	16m @ 15.12g/t Au from 15m
ƒ	38m @ 2.29g/t Au from surface
ƒ	13m @ 5.25g/t Au from 8m
ƒ	3m @ 11.63g/t Au from 75m
ƒ	21m @ 1.95g/t Au from surface
ƒ	20m @2.26g/t Au from 69m
ƒ	5m @ 4.36g/t Au from 31m

SIMBERI OXIDE GOLD PROJECT - OPERATIONS

The Simberi Oxide Gold Project poured its first gold in early February 2008 and the production ramp up through its newly constructed process plant at Simberi continues to progress well. Plant commissioning activities continued during the June 2008 quarter.

As advised in the Company's previous two Quarterly reports, the Simberi Project has experienced a number of teething issues associated with the EPCM contract and plant commissioning process. These issues resulted in first gold production being delayed by approximately four months. Consequently, the final cost of the first phase of the Oxide development is estimated to be approximately $AUD94 million, compared to the original projected cost of $A80 million.

Despite the 18% increase in construction costs and four month delay in start up, Allied Gold considers the operating results achieved to date highlight its ability to implement its project development program in an extremely challenging operating environment.

Since processing began in February 2008, the Simberi plant has processed approximately 0.416mt of ore and produced 33,068oz at an average operating cash cost of just A$482/oz. This compares well with the plant's design processing capacity of approximately 2.2 million tonnes per annum (mtpa) (refer table below).

During the month of June, Allied Gold also continued its preliminary reconciliation of the cost overruns and the potential recourse against a number of EPCM suppliers in order to assess what claims are likely to be initiated and the quantum of the amounts that may potentially be recouped over the coming periods.

		April - June	FY
		2008	2008
Waste Mined	tonnes	32,034	81,390
Ore Mined	tonnes	232,590	411,297

Ore Processed	tonnes	251,761	416,627
Grade	g/t gold	2.17	2.95
Recovery	%	80.3	84.3
Gold Produced	oz	14,078	33,068
Gold Sold	oz	17,898	28,364

Average Realised Gold	A$/oz	846	815
Price A$ oz

Operating Cash Cost A$ oz	A$/oz	703	482

Throughout the June quarter management has focused on identifying and resolving any remaining commissioning and start-up issues with the view to achieving steady-state operations by the end of the September quarter, just 7 months after the initial gold pour.

Actual gold production for the June 2008 quarter was lower than the originally projected 20,000 oz due to the following reasons:

•
Excessive rainfall during the quarter resulted in a number of days of lost production.  At the Pigiput and Sorowar Base Camps alone, the rainfall readings for the June 2008 Quarter were 1494mm and 1833mm respectively compared to a 769mm and 660mm for the corresponding 2007 period.

•
Mining fleet capacity was insufficient to ensure delivery of the minimum base load of ore needed for the plant to operate at its optimum levels, as well as undertake pre-development open pit road development and clearing works and parallel recurring infrastructure initiatives.

As a result management has implemented an immediate increase in mining fleet capacity, with the additional complement to be fully operational during the September Quarter.

The RopeCon™ was successfully commissioned during the month of May and the initial results have confirmed management's belief in this mining technology. Once a steady state of production is achieved, the full benefits of this process will translate to lower cash costs of production compared to any other operational alternatives.

Initial commissioning of the RopeCon™ aerial rope conveyor identified the need to introduce minor modifications to the process with respect to dealing with excessive moisture content in the ore. These new processes along with other incremental enhancements are expected to be fully implemented during the September quarter and have included a number of low cost conveyor belt cleaning solutions.

The lower than anticipated production has also had a direct impact on the AUD gold price realized during this quarter. With fewer ounces produced, a greater proportion of production was delivered into the hedge book (US$700/oz) to satisfy the quarterly minimum deliveries as stipulated by the project financiers in accordance with the existing debt facility.

Together with a material and sustained rise in fuel costs over the quarter, the lower production volumes resulted in significantly higher cash costs of A$703/oz for the quarter,

Management is confident that the June quarter cash costs are symptomatic of the start up phase of operations and a significantly lower cash cost can be sustained once steady state operation is achieved.

Allied Gold will continue to monitor this early phase of production and undertake further initiatives to reduce operating cash costs over the coming months. Many of these will be introduced throughout the remainder of calendar 2008.

The company is projecting gold production for the September Quarter of approximately 17,500 oz as it continues its ramp up to full production over the coming periods.

Initiatives planned for the September Quarter are as follows:

•	Increase the capacity of the mining fleet with additional equipment to be mobilized during the quarter to enable accelerated volumes and stockpiling to counter future wet weather disruptions;

•	Investigate process changes to significantly reduce the current levels of reagent consumption;

•	Assess further opportunities to achieve sustainable reductions in power generation costs; 

•	Assess additional logistical and procurement initiatives with respect to diversifying the sourcing of processing consumables.

Allied Gold continues to remain committed to its exploration expenditure via its organic exploration program. It allocated approximately A$4.0m over the June Quarter and is likely to allocate approximately A$2.4m over the September quarter and is confident of the economic returns this expenditure will generate in the future. (See Exploration Below)

Throughout the June Quarter Allied Gold has continued to actively participate with the Simberi Mining Area Association (SMAA), the representative group of the local land owners in the establishment and restructuring of various formal administrative processes. In light of actual royalty payments now being made by Allied Gold, the Company is proactively supporting the SMAA through a forum involving regular meetings that foster open communication between Allied Gold and the local community. To ensure that the application of the royalty payments are applied to the requisite social infrastructure development and sustainable business development opportunities, the company has assisted the SMAA in sourcing suitably qualified financial and technical consultants.

EXPLORATION

SIMBERI ISLAND - ML 136 and EL 609

Mine site exploration on Simberi Island focused on the Sorowar and Pigiput Ridge areas (figure 1). At the Sorowar deposit, drilling was carried out in three locations consisting of north west, west, and south east of the Sorowar pit area (figure 2). 73 holes have been drilled covering these three areas for a total of 4,989 metres.

Assay results received to date from the Sorowar drilling are extremely encouraging and indicate potential for further extensions of the Sorowar Deposit to the south east, north west, and west. Infill drilling of these areas will be completed in the third quarter 2008. Additionally, a further 36 RC holes for a total of 2,580 metres are planned in selected areas around the current planned pit perimeter.

Results from all holes drilled and currently underway will be incorporated in a new resource estimation to be carried out during the second half of calendar 2008.

Drilling also commenced north of the Pigiput deposit, targeting deeper sulphide mineralisation and a new zone of oxide mineralisation discovered in a gold-in-soil anomaly at Pigiput East (figure 3).

Reinterpretation of the known mineralisation at Pigiput Ridge was followed up by a geochemical soil survey resulting in a gold anomaly being defined to the east of the Pigiput oxide deposit (figure 3). A total of 1,506 metres of RC drilling from 14 holes have been completed, of which 12 for 1,320 metres were completed in the quarter.

Initial results from the Pigiput East drill program have identified a new zone of gold mineralisation. The results included a spectacular intercept of 16 metres at 15.12g/t Au from 15 metres down hole depth (reported to ASX, 17 June 2008). This drill program will be completed in August and the results will be incorporated in a revised resource estimate.

Regional exploration within the exploration licence (EL609) was carried out in the Tupinda area located on Tabar Island. This consisted of channel and auger sampling.

Following the recent finalisation of its exploration joint venture with Allied Gold, Barrick Gold will commence regional exploration over Big Tabar and Tatau Islands commencing in August.

SE SOROWAR

Drilling south east of the Sorowar deposit (SE Sorowar) is almost complete, with just one cored metallurgical hole still to be drilled. Assays for all but the final 8 holes (RC 1627 to RC1633) have now been received. A total of 37 holes have been drilled at the Project to date, comprising 5 diamond cored holes (referred to as Monun Creek drill holes) and 32 RC holes. Total diamond and RC drilled metres are 593m and 3,126m respectively, of which 9 infill RC holes for a total length of 1,043 metres was drilled during the quarter (figure 4).

The drilling has delineated a mineralised zone extending approximately 400 metres south east of the currently defined pit edge with shallow mineralised oxides close to the pit but increasing in depth of mineralised oxide material down to 100m deep further away from the pit.

The drilling to date has identified anomalous and significant gold mineralisation as previously reported (ASX releases 23 April 2007, 1 January 2008, 19 March 2008, and 24 April 2008). Significant results included:

SE Sorowar Significant Intersection (previously reported)

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)
MN001	-60/090	0	13	13	4.20
	and	143	149	6	4.78
MN006	-60/270	0	35	35	2.35
RC1510	-90/000	47	66	19	1.73
RC1513	-60/045	27	51	24	1.41
RC1533	-60/045	0	22	22	2.14
RC1538	-90/000	0	5	5	2.64
Note intercept interval cut-off = 0.5g/t Au

Of the 29 drill holes completed to date, 27 holes have reported assay results greater than 0.5g/t with average downhole length of 26m and an average grade of 1.45g/t Au. These results demonstrate that the drilling at SE Sorowar has been very successful in intersecting gold mineralisation.

Figure 4 shows the drill hole locations in cross section relative to the current Sorowar ultimate pit outline. On this section it can be seen that the oxidation is very thin some 150 metres south east of the pit but then deepens and contains gold mineralisation which is hosted within the same rock types (volcanic tuffs, volcanic and intrusive breccia, and andesite intrusions) that occur at Sorowar. This area will be modelled and a resource estimate will be undertaken.

SOROWAR WEST

Drilling at Sorowar West (figure 2) started in late February for the purpose of sterilising an area of land adjacent to the pit to store waste rock to be generated from the Sorowar mining operations. The first pass of RC sterilisation holes indicated the area contained gold mineralisation. The drill program was extended and RC and some air cored (AC) infill holes were drilled.

A total of 61 holes have been drilled for a total of 3,617 metres. Of those holes, 48 were drilled in the quarter for 2,307 metres. Results to date have been received from 40 holes and results of the first 8 holes (RC1459, RC1463, and RC1526 to RC1531) were reported (ASX release 24 April 2008). There are still assays from 21 holes pending. New results confirm a zone of gold mineralisation in shallow oxides and underlying sulphides. The table below shows significant new intersections.

Sorowar West Significant Intersections (new reporting)

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)
RC1460	-60/090	84	101	17	1.73
RC1463	-90/000	44	64	20	1.23
RC1478	-90/000	14	17	3	3.28
RC1479	-90/000	23	32	9	1.82
RC1480	-90/000	12	27	15	3.18
RC1483	-90/000	9	23	14	2.45
RC1484	-60/045	0	8	8	1.44
	and	70	80	10	4.27
RC1485	-90/000	9	18	9	2.43
RC1488	-60/045	0	14	14	1.70
RC1492	-60//045	4	29	25	1.48
RC1493	-60/045	2	26	24	1.78
RC1494	-60/045	2	11	9	1.05
RC1605	-60/045	0	3	3	4.36
RC1541	-60/045	43	57	14	1.40
Note intercept interval cut-off = 0.5g/t Au

Out of the 40 drill holes completed to date, 36 holes have reported assay results greater than 0.5g/t with average down hole length of 20m and an average grade of 1.27g/t Au. These results demonstrate that the drilling at Sorowar West has been very successful in intersecting gold mineralisation.

Figure 5 shows the drill hole locations in cross section relative to the current Sorowar ultimate pit outline. On this section it can be seen that the oxidation forms a relatively thin layer (generally <20m) but extends some 300m west of the pit with a barren area less than 100m wide abutting the pit. The drilling has identified shallow gold mineralisation in oxides as well as gold mineralisation in underlying sulphides. Once the remaining assays have been received the area will be modelled and subject to a resource estimate to be completed later in the year.

NW SOROWAR

Drilling north-west of Sorowar (NW Sorowar) started in late February targeting extensions of the Sorowar deposit, along a NW-SE magnetic low corridor (figure 2).

A total of 38 holes have been drilled for a total of 3,975 metres. Of those holes, 16 were drilled in the quarter for 1,639 metres. Results to date have been received from 22 holes and results of the first 17 holes (RC1464 to RC1471, RC1473, and RC1540 to RC1547) were reported (ASX release 28 May 2008). Assays from 21 holes are still pending. Results confirm a new zone of gold mineralisation in oxides and underlying sulphides covering an area approximately 400m long and 150m wide adjacent to the NW edge of the current Sorowar pit limit. These drill holes have intersected quartz and also returned some high silver assays which are not typical of the main mineralised areas discovered to date. The tables below show significant new intersections, as well as some previously reported results.

NW Sorowar Significant Intersections (previously reported)

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)
RC1542	-60/045	16	33	17	2.52	42.6
	and	104	114	10	12.31	401
	including	110	112	2	59.81	1938
RC1543	-60/045	1	5	4	2.67	2.6
RC1545	-60/045	30	38	8	1.57	1.7
	and	70	80	10	1.73	21.6
RC1546	-60/045	0	16	16	1.24	0.2
RC1547	-90/000	29	40	11	1.05	1.7
Note intercept interval cut-off = 0.5g/t Au

NW Sorowar Significant Intersections (new results)

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)
RC1474	-60/045	0	6	6	1.77	0.72
RC1475	-60/045	64	74	10	0.98	24.4
Note intercept interval cut-off = 0.5g/t Au

Out of the 22 drill holes completed to date 20 holes have reported assay results greater than 0.5g/t with average down hole length 19m and an average grade of 1.88g/t Au. These results demonstrate that the drilling at NW Sorowar has been very successful in intersecting gold mineralisation.

Figure 6 shows the drill hole locations in cross section relative to the current Sorowar ultimate pit outline. The edge of the pit occurs on the ridge top between the NW Sorowar drilling shown on the left of the section and the Sorowar West drilling shown on the right of the section. On this section it can be seen that the oxidation to the north-west increases and much of the mineralisation is contained in oxide, although there are other mineralised zones within underlying sulphides. The geology in this area is different from the Sorowar deposit and the SE and West areas that are all similar. This area contains elevated silver and quartz in mainly andesitic rocks. The elevated silver generally occurs 50 to 70 meters below surface level. Within the Sorowar deposit the silver to gold ratio is approximately 1:1, however in the NW area this ratio is approximately 20:1. The significance of this quartz alteration and elevated silver could point to a new part of the epithermal system. Previous sampling suggests that, where scarce quartz has been observed, it normally corresponds to higher gold grades.

PIGIPUT EAST

Pigiput East lies east and north of the, yet to be mined, Pigiput oxide deposit (refer figure 3) and the drilling was prompted by a soil surface gold geochemical anomaly. RC drilling commenced in late March and by the end of June a total of 14 holes had been completed for a total of 1,506 metres of which 12 holes for a total of 1,320 metres were completed in the current quarter.

Assay results have been received for all 14 holes and 3 holes (RC1155, RC1557 and RC1559) were reported (ASX release 17 June 2008). Hole RC1555 intersected significant gold mineralisation with a spectacular intersection of 15.12g/t over 16 metres from 15m down hole (hole was drilled at -60º towards 207º).

Further drilling is planned to test for extensions of mineralisation and to infill the area to enable a resource estimate to be undertaken. The remaining holes consisting of 16 RC holes for total 1920 metres, and 1 diamond cored hole for 100 metres length will be completed in early August.

Assay results since the last exploration update, coupled with previously reported results, continue to provide extremely encouraging results as outlined in the table below.

Pigiput East Significant Intersections (new results)

Hole ID	Dip/Azimuthº	From (m)	To (m)	Length (m)	Au Grade (g/t)
RC1556	-60/205	31	36	5	4.36
	including	34	35	1	10.50
RC1558	-60/180	0	21	21	1.95
	and	87	97	10	1.59
RC1560	-60/180	69	89	20	2.26
RC1562	-60/180	1	11	10	1.08
	and	69	80	11	2.27
RC1563	-60/180	0	38	38	2.29
	and	101	108	7	2.90
RC1564	-60/180	8	21	13	5.25
	including	8	9	1	11.65
	and	52	61	9	1.75
RC1565	-60/180	75	78	3	11.63
	including	75	76	1	33.50
RC1566	-60/180	3	8	5	1.18
RC1567	-60/180	0	12	12	1.10
Note intercept interval cut-off = 0.5g/t Au

Figure 7 shows the drill hole locations in cross section. The position of this cross section relative to the Pigiput oxide pit can be seen on figure 3. The section shows a thick development of oxide material hosting gold mineralisation, and underlying gold mineralisation in sulphides. The results to date are highly encouraging and, on completion of the remaining drill holes, the area will be modelled and subject to a resource estimate with a study on the potential for additional reserves and inclusion in the mine schedule planned to be completed by the end of calendar 2008.

UPGRADE TO RESOURCE MODELLING AND ESTIMATION

Since late 2007 Allied has focused on exploration drilling programmes that could lead to a revised resource and reserve statement to warrant an expansion of its newly-commissioned oxide project. This programme is rapidly reaching conclusion with final infill drilling in close proximity to the current planned Sorowar pit boundary.

It is expected that drilling and data collection should be completed towards the end of the September 2008 quarter, following which a revised resource and reserve model will be produced. The viability of a proposed expansion to the current oxide project will be determined by this work.

PIGIPUT SULPHIDES

The Pigiput sulphide mineralised zone lies to the north of the Pigiput oxide deposit (refer figure 3) and previous drilling has defined an inferred resource of 1.26Mt at 10.4g/t gold for approximately 420,000 contained ounces. The current drill program will involve the installation of RC pre-collars followed up with deeper diamond cored holes to depths of up to 300 metres. Drilling commenced at the end of the first quarter this year and to date 14 RC pre-collars have been drilled for a total of 1,313 metres. 5 diamond cored tails have been completed for a total of 1,012 metres. During this quarter 8 RC pre-collars for 776 metres and 4 diamond tails for 870 metres has been completed. Assay results for diamond cored tails are pending and work is ongoing.

A cross section of the area drilled in the quarter is shown by figure 8. Note that three previous holes, P001 (discovery hole), P025A, and P016 are also plotted to show the position of the sulphide target that is subject to this current round of infill drilling.

FARM-IN & EXPLORATION JOINT VENTURE ON TATAU AND BIG TABAR ISLANDS (EL609) WITH BARRICK GOLD CORPORATION

As reported in the last quarter Barrick Gold Corporation has commenced an exploration joint venture with Allied Gold to explore over the Big Tabar and Tatau Islands that are covered by Allied's Exploration Licence EL609.

Barrick will commence exploration in August with the arrival of the first of two helicopter supported diamond drill machines. Drilling will start at the Banasa Prospect located in a large extinct volcanic caldera (figure 9). Banasa had previously a 384 metre long reconnaissance diamond hole drilled (BA01) in 1989 and returned anomalous gold and copper values, including 38m at 0.88g/t Au and 0.13% Cu from 89m, and 61m at 0.62g/t Au and 0.12% Cu from 190m.

The Tupinda prospect will be the second target for drilling and is located on the northern western region of Big Tabar Island within a collapsed caldera. Soil sampling has identified gold and silver, and copper anomalism. No drilling has been undertaken to date on this prospect.

The third target area is the Kupo Prospect is located in the northern western area of Tatau Island and is identified by copper and gold anomalism from creek sediments, outcrop and soil samples including 4,520ppm Cu, 7,380ppm Zn, and 0.89g/t Au. Drilling at Kupo will occur early in 2009.

Barrick will also conduct an airborne EM survey to be flown by helicopter on 150 metre line spacing. This survey will also extend over Simberi Island. The airborne EM technique is expected to detect resistors that may indicate zones of silicification associated with gold mineralisation.

CORPORATE

HEAD OFFICE RELOCATION

Allied Gold will be relocating its corporate office from Perth to Brisbane. The closer geographic proximity to PNG will enable same day travel to the site and allow a modest reduction in travel and accommodation expenses for the Group.

PERSONNEL CHANGES

During the June Quarter Allied Gold announced the appointment of Mr Frank Terranova as Chief Financial officer (ASX release dated 1 May 2008).

Subsequent to 30 June 2008, Mr Jeff Moore resigned his position as a Non Executive Director. Mr Moore is Managing Director of Abra Mining and informed the Allied Gold Board that his executive commitments would inhibit him from continuing his formal association with Allied Gold.  The Board of Allied Gold wish to acknowledge the contribution Mr Moore has made to Allied Gold.
The Board of Allied Gold has commenced a search to fill the Board vacancy.

GOLD HEDGING

Allied currently has gold sales contracts over 141,304oz of production. The structure of these contracts is as follows:

					Price Participation
				Production	Bought	Ounces
Year	Estimated		FIXED	With	Put	Deliverable
Ending	Annualised		US$	Price	Options	at Spot
30 June	Production		700	Participation	$700	Price	TOTAL
FY 2009	84,000		27,270	56,730	18,532	38,198	56,730
FY 2010	84,000		23,850	60,150	15,898	44,252	60,150
FY 2011	84,000		22,764	61,236	15,170	45,526	61,236
FY 2012	84,000		10,908	73,092	7,272	65,820	73,092

Total	336,000	(1) (2)	84,792	251,208	56,872	194,336	251,208

(1)	As at 30 June 2008. Does not include any additional production from potential expansion programs.
(2)	Current Reserves indicate annualized production over 8 years.

Therefore over the remaining life of the hedge book, Allied Gold has at least 75% of its estimated production with gold price participation.

At 30 June the mark to market on the hedge book was (US$22.07m)

CASH AND DEBT

During the quarter Allied Gold retired A$10.6m of debt out of operating cash flows and continued its commitment to exploration programs with approximately a further A$4.0m undertaken through the quarter.

At 30 June 2008 Allied Gold Limited had A$0.9m cash in hand. The Simberi Gold Company Finance Facility was drawn to A$12.7m.

As the corporate debt position reduces, Allied Gold will continue to assess its ongoing hedge book requirements.

Despite a number of commissioning activities being undertaken, the culmination of the lower production during the quarter, the finalization and settlements of certain project construction costs and the operating cash outflows related to debt repayment and exploration have resulted in a lower than expected cash balance at the end of the June Quarter.

Management is committed to ensuring the overall commissioning of the operations is undertaken in a sustainable manner. A number of Group wide improvement processes are being assessed with the objective of having many of these implemented during the remainder of calendar 2008 as the operation achieves a steady state of production.

A number of these improvement initiatives are listed below, namely:

•	Augment the scoping activities surrounding the potential for a significant expansion of the Oxide plant (current capacity 2.2mtpa).

•	Commencement of various plant modifications to immediately optimise the existing configuration as well as potentially ready the facility for future expansion initiatives.

•	Assess a number of additional equipment requirements relating to earth moving and logistical activities.

As stated in the exploration section titled Upgrade to Resource Modelling and Estimation, an update to the Reserve statement is expected towards late September to early October. The results of these updates may provide the fundamental confirmation for the company in determining whether to proceed with a proposed plant expansion program.

During the coming period management is proceeding with the establishment of various cost and project parameters for a possible expansion including a number of potential funding proposals.

These funding initiatives may include a combination of additional debt and equity funding requirements over the course of calendar 2008. Allied Gold will keep the market informed of the progress on these potential capital raising initiatives.

Allied Gold also believes the Australian Gold sector is positioned well for further industry consolidation and is investigating a number of potential opportunities for corporate initiatives.

SECURITIES ON ISSUE

As at 30 June 2008 issued securities comprise;

•	377,005,725 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)

•	2,720,000 unlisted options exercisable at $0.50 expiring 11 December 2008
•	1,000,000 unlisted options exercisable at $0.40 expiring 31 December 2008
•	1,000,000 unlisted options exercisable at $0.44 expiring 31 December 2008
•	500,000 unlisted options exercisable at $0.80 expiring 31 December 2008
•	713,261 unlisted options exercisable at $0.72 expiring 30 June 2009
•	370,000 unlisted options exercisable at $0.50 expiring 30 October 2009
•	3,400,000 unlisted options exercisable at $0.45 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $0.80 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.00 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.25 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $1.50 expiring 31 December 2010
•	1,400,000 unlisted options exercisable at $2.00 expiring 31 December 2010

In April 2008 Allied Gold issued 1,000,000 fully paid ordinary shares to Kennecott Explorations (Australia) Ltd, a 100% owned subsidiary of Rio Tinto Limited, and 352,112 fully paid ordinary shares to Niugini Mining Limited as consideration for relinquishment of each Company's Claw Back Right under the original Purchase Agreement to acquire the Simberi, Tatua and Tabar Islands projects

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman
For enquiries in connection with this release please contact:
Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

42,500 mE
47,500 mE
N
1 km
212,500 mN
207,500 mN
EL609
ML136
SOROWAR
KEKENMINDA
PATAN
PIGIBO
PIGIPUT
BOTLU
PIGICOW
SAMAT
BEKOU
Plant Site
Pigiput Camp
Pigiput Plantation
Pikung Plantation
Pit Outline
Ropecon Path
Haul Road
Holes Drilled - June Quarter 2008

ALLIED GOLD LTD
SIMBERI ISLAND - ML 136
PROJECT MAP

Fig 1

44,000 mE
44,500 mE
N
500m
Existing Sorowar Pit Outline
Haul Road
Drillhole Collars 2006 Onwards
Drillhole Collars 2008 June Quarter
NW SOROWAR
RC1580
RC1581
RC1582
RC1583
RC1584
RC1585
RC1586
RC1587
RC1588
RC1589
RC1590
RC1591
RC1623
RC1624
RC1625
RC1626
210,500 mN
Sorawar Pit
210,000 mN
209,500 mN
A
A'
B
B'
C
C'
SOROWAR WEST
RC1478 RC1494 RC1606
RC1479 RC1495 RC1607
RC1480 RC1496 RC1609
RC1481 RC1497 RC1610
RC1482 RC1498 RC1611
RC1483 RC1499 RC1613
RC1484 RC1576 RC1612
RC1485 RC1577 RC1614
RC1486 RC1578 RC1615
RC1487 RC1579 RC1616
RC1488 RC1600 RC1617
RC1489 RC1601 RC1618
RC1490 RC1602 RC1619
RC1491 RC1603 RC1620
RC1492 RC1604 RC1621
RC1493 RC1605 RC1622
SE SOROWAR
RC1627
RC1628
RC1629
RC1630
RC1631
RC1632
RC1633
RC1634

ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
June 2008 Quarter Holes

Fig 2

B
B'
OXIDE
SULPHIDE
RC1565
RC1566
RC1555
RC1556
RC1564
RC1557
RC1563
RC1558
RC1562
RC1559
RC1560
RC1561
15m@0.70g/t
5m@1.10g/t
13m@5.25g/t
38m@2.23g/t
21m@1.55g/t
7m@1.39g/t
9m@1.75g/t
11m@1.14g/t
10m@15.32g/t
5m@1.13g/t
5m@4.36g/t
3m@8.6g/t
5m@1.3g/t
3m@11.63g/t
20m@2.26g/t
7m@1.94g/t
9m@1.02g/t
9m@1.59g/t
4m@1.01g/t
9m@1.49g/t
PIGIPUT EAST - OXIDE TARGET
SCHEMATIC SECTION
100m
Au assay > 0.5 grams per tonne
Fig 7

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Page 19

A
A'
P001
24m@1.55g/t
19m@2.16g/t
18m@5.57g/t
8m@3.19g/t
5m@146.37g/t
RC1515
RC1574
RC1573DD
RC1571
RC1569
P025A
P016
RC1572DD
RC1570
RC1568DD
OXIDE
OXIDE
SULPHIDE
13m@1.22g/t
8m@1.14g/t
9m@ 1.05g/t
18m@0.73g/t
12m@1.03g/t
11m@0.77g/t
27m@0.69g/t
13.35m@12.93g/t
60m@2.78g/t 9
inc 4m@12.87g/t
54.4m@1.90g/t
15m@2.11g/t
NORTH PIGIPUT - SULPHIDE TARGET
SCHEMATIC SECTION
50m
Au assay > 0.5 grams per tonne
Au assays awaited
Fig 8

Page 20

30,000 mE
40,000 mE
50,000 mE
EL609
TATAU
KUPO
TUGI TUGI
MT LETAM
TALIK
NALU
TALIK WEST
WARBARIAH
DARAMBA
SIRO
SERAROR
MAKOPEN
PEPEWO
PATURARAI
MARAI
LABUR
MT TIRO
Tomalabat Camp
MAPUA
N
5 km
PROSPECT LOCATIONS
190,000 mN
180,000 mN
170,000 mN
TUPINDA
FOTOMBAR
BIG TABAR
BANESSA

ALLIED GOLD LTD
TATAU,BIG TABAR AND MAPAU ISLANDS
EL 609 & PROSPECT LOCATION MAP

Fig 9

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	30 June 2008

Consolidated statement of cash flows

		Current quarter	Year to date
Cash flows related to operating activities		$A'000	(12 months)
			$A'000
1.1	Receipts from product sales and related debtors	20,291	22,299

1.2	Payments for
	(a) exploration and evaluation	(3,961)	(12,105)
	(b) development	(1,170)	(29,531)
	(c) production	(13,536)	(20,363)
	(d) administration	(2,062)	(3,604)
	(e) other

1.3	Dividends received
1.4	Interest and other items of a similar nature	176	530
	received
1.5	Interest and other costs of finance	(201)	(2,917)
1.6	Income taxes paid
1.7	Other

	Net Operating Cash Flows	(463)	(45,691)

	Cash flows related to investing activities
1.8	Payment for purchases of:
	(a) prospects - Simberi Project
	(b) equity investments	-	-
	(c) shares in listed companies
	(d) other fixed assets	(2,803)	(5,255)
1.9	Proceeds from sale of:
	(a) prospects	-	-
	(b) equity investments
	(c) other fixed assets
1.10	Cash acquired on purchase of controlled entity
1.11	Loans repaid by other entities
1.12	Funds (paid into) / withdrawn from deposit
	pending acquisition of interests

	Net investing cash flows	(2,803)	(5,255)
1.13	Total operating and investing cash flows
	(carried forward)	(3,266)	(50,946)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows
	(brought forward)	(3,266)	(50,946)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	380	27,191
1.15	Refund of oversubscriptions in share issues
1.16	Proceeds from borrowings	-	23,394
1.17	Repayment of borrowings	(10,688)	(10,688)
1.18	Dividends paid
1.19	Other - costs of capital raising	-	(258)

	Net financing cash flows	(10,308)	39,639

	Net increase (decrease) in cash held	(13,574)	(11,307)

1.20	Cash at beginning of quarter/year to date	14,774	12,658
1.21	Exchange rate adjustments to item 1.20	(275)	(426)

1.22	Cash at end of quarter	925	925

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A'000

1.23	Aggregate amount of payments to the parties included in item 1.2	342

1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25	Explanation necessary for an understanding of the transactions
	Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

1,352,112 Fully Paid Ordinary Shares were issued pursuant to Deeds of Relinquishment with Niugini Mining Limited and Kennecott Explorations (Australian) Limited to relinquish their claw back rights over the Company's projects in Papua New Guinea.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Appendix 5B Page 2	30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Financing facilities available
Add notes as necessary for an understanding of the position.

		Amount available	Amount used
		$USD'000	$AUD'000
3.1	Loan facilities	USD19,324	AUD23,394

3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	400

4.2	Development	1,800

	Total	2,400

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	925	14,774

5.2	Deposits at call

5.3	Bank overdraft

5.4	Other (provide details)

	Total: cash at end of quarter (item 1.22)	925	14,774

Changes in interests in mining tenements

		Tenement	Nature of interest	Interest at	Interest at
		reference	(note (2))	beginning	end of
				of quarter	quarter
6.1	Interests in mining
tenements relinquished,
reduced or lapsed

6.2	Interests in mining
tenements acquired or
increased

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per	Amount paid up per
				security (see note	security (see note 3)
				3) (cents)	(cents)
7.1	Preference
	+securities
	(description)
7.2	Changes during quarter
	(a) Increases through issues
	(b) Decreases through returns of capital, buy- backs, redemptions
7.3	+Ordinary securities	377,025,725	377,025,725
7.4	Changes during	600,000	600,000	$0.45	$0.45
	qarter	220,000	220,000	$0.50	$0.50
	(a) Increases	1,352,112	1,352,112	Nil	Nil
	through issues

	(b) Decreases through returns of capital, buy- backs
7.5	+Convertible debt securities
	(description)
7.6	Changes during quarter
	(a) Increases through issues
	(b) Decreases through securities matured, converted

+ See chapter 19 for defined terms.

Appendix 5B	Page 4	30/9/2001

Appendix 5B
Mining exploration entity quarterly report

7.7	Options			Exercise price	Expiry date
	(description and		-
	conversion	2,720,000		$0.50	31 Dec 2008
	factor)	500,000		$0.80	31 Dec 2008
		370,000		$0.50	30 Oct 2009
		1,000,000		$0.40	31 Dec 2008
		1,000,000		$0.44	31 Dec 2008
		713,261		$0.72	30 June 2009
		3,600,000		$0.45	31 Dec 2009
		1,400,000		$0.80	31 Dec 2010
		1,400,000		$1.00	31 Dec 2010
		1,400,000		$1.25	31 Dec 2010
		1,400,000		$1.50	31 Dec 2010
		1,400,000		$2.00	31 Dec 2010

7.8	Issued during	4,000,000		$0.45	31 Dec 2009
	quarter	1,400,000		$0.80	31 Dec 2010
		1,400,000		$1.00	31 Dec 2010
		1,400,000		$1.25	31 Dec 2010
		1,400,000		$1.50	31 Dec 2010
		1,400,000		$2.00	31 Dec 2010

7.9	Exercised during	600,000		$0.45
	quarter	220,000		$0.50

7.10	Expired/Lapsed	250,000		$0.80	31 Dec 2008
	during quarter	250,000		$0.50	31 Dec 2008
7.11	Debentures
	(totals only)
7.12	Unsecured
	notes (totals
	only)

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	31July 2008
(Company secretary)

Print name:	PETER TORRE`

+ See chapter 19 for defined terms.

30/9/2001	Appendix 5B Page 5

Appendix 5B
Mining exploration entity quarterly report

Notes

1
The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==
+ See chapter 19 for defined terms.

Appendix 5B Page 6	30/9/2001